Olivia Inc.
8605 Santa Monica Blvd #88454
Los Angeles, California 90069
Phone: (213) 947-1011

April 15, 2013

By Edgar

Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
Washington DC, 20549

Re: Olivia Inc.
Registration Statement on Form S-1
Filed February 13, 2013
File No. 333-186629

Olivia Inc., acknowledges receipt of the letter dated April 11, 2013 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). We have amended our Registration Statement on Form S-1 (the "Third Amended Draft") and have tracked all changes in the Edgarized document for ease of review. The following is a response to the Staff’s comment.

We appreciate the Staff's comment as well as the opportunity this process provides to improve the content of our SEC filings. We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Amendment No. 2 to Registration Statement on Form S-1
Financial Statements

1. Please correct the 2011 balance sheet column header on page F-3, to replace “August 2, 2011 (inception) to December 31, 2011” with “December 31, 2011.”

Response: Amended. Please see 2011 balance sheet column header on page F-3.

Report of the Independent Registered Public Accounting Firm, page F-2

2. Please advise your auditor that further revisions to the audit report will be necessary once you have obtained the audit required to express the following. The first paragraph needs to refer to the audit of your balance sheets as of December 31, 2012 and 2011, and the related statements of operations, changes in stockholders’ deficit and cash flows for the year ended December 31, 2012, the period from inception (August 02, 2011) to December 31, 2011, and the cumulative period from inception (August 02, 2011) to December 31, 2012. Similarly, the third paragraph needs to express an opinion as to whether the financial statements present fairly, in all material respects, your financial position as of December 31, 2012 and 2011, and the results of your operations and cash flows for the year ended December 31, 2012, the period from inception (August 02, 2011) to December 31, 2011, and the cumulative period from inception (August 02, 2011) to December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Response: Amended. Please see page F-2 of the Report of the Independent Registered Accounting Firm.

* * *

We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact our counsel, Jonathan Strum at Tel: 202 362-9027/ jdstrum@jdstrumlaw.com.

Sincerely,

	By:	/s/ Elchanan Menachem Grossbaum
Elchanan Menachem Grossbaum
CEO
VIA EDGAR
cc: Sirimal R. Mukerjee, Staff Attorney